Exhibit 99.1

voxeljet AG Reports Financial Results for the First Quarter Ended March 31, 2023

Friedberg, Germany, May 17, 2023 — voxeljet AG (NASDAQ: VJET) (the “Company”, or “voxeljet”), a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the first quarter ended March 31, 2023.

Highlights - First Quarter 2023

●	Total revenues for the first quarter increased 29.6% to kEUR 6,015 from kEUR 4,640
●	Gross profit margin decreased from 34.3% to 31.9%, while gross profit increased from kEUR 1,591 to kEUR 1,917
●	Systems revenues increased 122.8% to kEUR 3,159 from kEUR 1,418
●	Services revenues decreased 11.4% to kEUR 2,856 from kEUR 3,222
●	Reaffirm full year 2023 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “In our on-demand printing Services segment, demand continues to be very robust - both in Europe and the US. This high demand is driven by large production orders, which is very exciting. Based on those high revenues from on-demand printing Services, we expect higher revenues for Systems as customers move from buying parts to running their own 3D printers and producing more cost-effectively.”

First Quarter 2023 Results

Revenues for the first quarter of 2023 increased by 29.6% to kEUR 6,015 compared to kEUR 4,640 in the first quarter of 2022.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 122.8% to kEUR 3,159 in the first quarter of 2023 from kEUR 1,418 in last year’s first quarter. The Company delivered one new 3D printer in the first quarter of 2023, compared to one new printer delivered in last year’s first quarter. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. The increase of revenues from our Systems segment was mainly due to higher revenues from the sale of 3D printers as we sold a larger scale platform in the first quarter of 2023, compared to a smaller scale platform in the comparative period. In addition, Systems-related revenues increased, reflecting the higher installed base of our 3D printers in the market. Systems revenues represented 52.5% of total revenues in the first quarter of 2023 compared to 30.6% in last year’s first quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 11.4% to kEUR 2,856 in the first quarter of 2023 from kEUR 3,222 in the comparative period of 2022. This was mainly due to lower revenue contributions from our German operation as well as from our subsidiary voxeljet China Co. Ltd (“voxeljet China”). This was partially offset by slightly higher revenue contributions from our subsidiary voxeljet America Inc. (“voxeljet America”).

Cost of sales were kEUR 4,098 for the first quarter of 2023 compared to kEUR 3,049 for the first quarter of 2022.

Gross profit and gross profit margin were kEUR 1,917 and 31.9%, respectively, in the first quarter of 2023 compared to kEUR 1,591 and 34.3%, respectively, in the first quarter of 2022.

Gross profit for our Systems segment increased to kEUR 1,059 in the first quarter of 2023 from kEUR 246 in the first quarter of 2022. This improvement was mainly related to the increase in revenues. Also gross profit margin for this segment increased to 33.5% in the first quarter of 2023 compared to 17.3% in the first quarter of 2022 mainly due to a more favorable product mix, especially regarding the 3D printer sale. The sale of larger scale platforms usually provides higher gross profit (margins) compared to smaller platforms.

Gross profit for our Services segment significantly decreased to kEUR 858 in the first quarter of 2023 compared to kEUR 1,345 in the first quarter of 2022. The gross profit margin for this segment also significantly decreased to 30.0% in the first quarter of 2023 from 41.7% in the first quarter of 2022. Both, the decrease of gross profit as well as gross profit margin were mainly related to the overall decrease in revenues which resulted in a lower utilization of our German and Chinese service centers which was less cost efficient.

Selling expenses increased to kEUR 1,919 for the first quarter of 2023 compared to kEUR 1,637 in the first quarter of 2022, mainly related to higher distribution expenses, in line with the increase in revenues. Expenses such as shipping and packaging vary from quarter to quarter depending on quantity and types of products being sold, as well as the destinations where those goods are being delivered.

Administrative expenses were kEUR 1,507 for the first quarter of 2023 compared to kEUR 1,677 in the first quarter of 2022. The decrease is mainly related to lower legal advisor and regulatory fees related to our stock market listing as well as our communication with financial institutions.

Research and development (“R&D”) expenses increased to kEUR 1,599 in the first quarter of 2023 from kEUR 1,441 in the first quarter of 2022. The increase of kEUR 158 was mainly due to higher personnel expenses, higher usage of external services as well as higher material expenses.

Other operating expenses in the first quarter of 2023 were kEUR 459 compared to kEUR 158 in the prior year period. This was mainly related to higher losses from foreign currency transactions, amounting to kEUR 456 for the first quarter of 2023 compared to kEUR 59 in the last year’s first quarter.

Other operating income was kEUR 736 for the first quarter of 2023 compared to kEUR 2,204 for the first quarter of 2022. The reduction was mainly due to the first quarter 2022 one-off impact from the reclassification of the foreign currency translation reserve, which was previously recognized in other comprehensive income on consolidation of voxeljet UK accounts. This amount was reclassified to profit and loss account on deconsolidation amounting to kEUR 1,475, related to the finalization of the wind-up of voxeljet UK Ltd, our UK subsidiary, on February 17, 2022. In addition, gains from foreign currency transactions decreased from kEUR 433 for the first quarter of 2022 compared to kEUR 159 for the first quarter of 2023. This was partially offset by higher other operating income from reimbursement of research and development costs amounting to kEUR 312 for the first quarter of 2023, compared to kEUR 81 for the comparative period. Moreover, other operating income included kEUR 201 from the receipt of government grants awarded for research and development project funding for the first quarter of 2023 compared to kEUR 45 for the first quarter of 2022.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 2,831 in the first quarter of 2023 compared to an operating loss of kEUR 1,118 in the comparative period in 2022. This was primarily related to the net impact of the quarter over quarter changes in other operating expenses and other operating income, which was kEUR 1,769 negative. In addition, selling expenses as well as research and development expenses increased. This was partially offset by an increase in gross profit and slightly lower administrative expenses.

Financial result was negative kEUR 420 in the first quarter of 2023, compared to a financial result of positive kEUR 351 in the comparative period in 2022. This was mainly due to lower income from revaluation of derivative financial instruments related to the performance participation interest related to the loan received from the European Investment Bank (the ‘EIB’) amounting to kEUR 0 for the first quarter of 2023, compared to kEUR 1,316 for the comparative period in 2022. Those derivative financial instruments were revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within the financial result of the consolidated statements of comprehensive loss. An increase in our share price resulted in a finance expense, while a decrease led to a finance income, holding other parameters constant. In October 2022, the loan granted by EIB including all interest was early settled and consequently the loan as well as the related derivative financial instruments were derecognized.

In addition, interest expense on lease liabilities amounted to kEUR 292 for the first quarter of 2023, compared to kEUR 36 for the comparative period in 2022. This increase was related to the sale and leaseback transaction regarding voxeljet AG’s properties located in Friedberg, Bavaria, Germany. The transaction closed on October 31, 2022 and the lease term commenced on November 1, 2022. As a result of completion of this transaction, the Company derecognized a carrying amount of kEUR 14,062 relating to land and buildings and recognized a right of use asset and lease liability at an amount of kEUR 9,161 and kEUR 17,263, respectively.

This increase was partially offset by lower interest expense from long term debt, which amounted to kEUR 122 for the first quarter of 2023, compared to kEUR 567 for the first quarter of 2022. This significant decrease was related to the early repayment of the EIB loan in October 2022 as well as further loans which were granted by Sparkasse Schwaben-Bodensee, Germany (formerly Kreissparkasse Augsburg) in August and October 2022. In addition, finance expense related to the change in fair value of bond funds decreased from kEUR 443 for the first quarter of 2022 to kEUR 0 for the first quarter of 2023.

Net loss for the first quarter of 2023 was kEUR 3,251 or EUR 0.35 per share, as compared to net loss of kEUR 753 or EUR 0.10 per share, in the first quarter of 2022.

Business Outlook

Our revenue guidance for the second quarter of 2023 is expected to be in the range of kEUR 4,250 to kEUR 5,750.

We reaffirm our guidance for the full year ending December 31, 2023:

-	Full year revenue is expected to be in the range of kEUR 27,500 to kEUR 32,500
-	Gross margin for the full year is expected to be above 31.5%
-	Operating expenses for the full year are expected as follows: selling and administrative expenses are expected to be in the range of kEUR 14,000 to kEUR 16,000 and R&D expenses are projected to be between approximately kEUR 7,500 and kEUR 8,500. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 3,250.
-	Adjusted EBITDA for the fourth quarter of 2023 is expected to be slightly negative to neutral. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.
-	Capital expenditures for the full year are projected to be in the range of kEUR 3,750 to kEUR 4,250, which primarily includes ongoing investments in our subsidiaries.

Our total backlog of 3D printer orders at March 31, 2023 was kEUR 9,249, which represents twelve 3D printers. This compares to a backlog of kEUR 9,975 representing eleven 3D printers, at December 31, 2022. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At March 31, 2023, we had cash and cash equivalents of kEUR 8,285, additionally we held restricted cash of kEUR 2,986 and held kEUR 3,680 of term deposits, which are included in current and non-current other financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the first quarter of 2023 on Friday, May 19, 2023 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-704-4453 in the United States/Canada, or 1-201-389-0920 for international, Conference Title “voxeljet AG First Quarter 2023 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13738147. The recording will be available for replay through May 26, 2023.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://events.q4inc.com/attendee/552705295 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that

Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

About voxeljet

voxeljet is a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Notes	3/31/2023	12/31/2022

		(€ in thousands)

Current assets		34,759	35,481
Cash and cash equivalents	7	8,285	12,119
Other financial assets	7	5,726	2,047
Trade receivables	7	5,477	6,165
Inventories	4	12,355	11,136
Income tax receivables		30	23
Other assets		2,886	3,991

Non-current assets		19,560	19,639
Other financial assets	7	944	944
Intangible assets		905	819
Property, plant and equipment	5	17,644	17,799
Other assets		67	77

Total assets		54,319	55,120

	Notes	3/31/2023	12/31/2022

Current liabilities		11,061	11,374
Trade payables	7	2,590	2,683
Contract liabilities		4,550	4,877
Other financial liabilities	7	1,232	1,161
Other liabilities and provisions	6	2,689	2,653

Non-current liabilities		21,714	19,024
Contract liabilities		384	281
Other financial liabilities	7	21,330	18,743

Equity		21,544	24,722
Subscribed capital		9,135	9,135
Capital reserves		113,033	112,996
Accumulated deficit		(100,457)	(97,240)
Accumulated other comprehensive income (loss)		(428)	(464)
Equity attributable to the owners of the company		21,283	24,427
Non-controlling interest		261	295
Total equity and liabilities		54,319	55,120

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended March 31,
	Notes	2023	2022

		(€ in thousands except share and share data)
Revenues	9, 10	6,015	4,640
Cost of sales		(4,098)	(3,049)
Gross profit	9	1,917	1,591
Selling expenses		(1,919)	(1,637)
Administrative expenses		(1,507)	(1,677)
Research and development expenses		(1,599)	(1,441)
Other operating expenses		(459)	(158)
Other operating income		736	2,204
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)		5	(73)
Operating loss		(2,831)	(1,118)
Finance expense	8	(449)	(1,048)
Finance income	8	29	1,399
Financial result	8	(420)	351
Loss before income taxes		(3,251)	(767)
Income tax income (expense)		--	14
Net loss		(3,251)	(753)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss(1)		36	(1,563)
Total comprehensive loss(1)		(3,215)	(2,316)

Loss attributable to:
Owners of the Company		(3,217)	(688)
Non-controlling interests		(34)	(65)
		(3,251)	(753)

Total comprehensive loss attributable to:
Owners of the Company(1)		(3,181)	(2,251)
Non-controlling interests		(34)	(65)
		(3,215)	(2,316)

Weighted average number of ordinary shares outstanding		9,134,724	7,026,711
Loss per share - basic/ diluted (EUR)		(0.35)	(0.10)

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1) The amount of other comprehensive income (loss) that may be reclassified subsequently to profit or loss was restated related to the correction of reclassification of foreign currency translation reserve. For further information, see Note 1 of the interim consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2021	7,027	110,264	(85,974)	1,400	32,717	(230)	32,487
Loss for the period	--	--	(688)	--	(688)	(65)	(753)
Foreign currency translations	--	--	--	(88)	(88)	--	(88)
Reclassification to profit or loss on deconsolidation of subsidiary	--	--	--	(1,475)	(1,475)	--	(1,475)
Equity-settled share-based payment	--	43	--	--	43	--	43
Balance at March 31, 2022	7,027	110,307	(86,662)	(163)	30,509	(295)	30,214

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2022	9,135	112,996	(97,240)	(464)	24,427	295	24,722
Loss for the period	--	--	(3,217)	--	(3,217)	(34)	(3,251)
Foreign currency translations	--	--	--	36	36	--	36
Equity-settled share-based payment	--	37	--	--	37	--	37
Balance at March 31, 2023	9,135	113,033	(100,457)	(428)	21,283	261	21,544

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31,
	2023	2022

	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(3,251)	(753)

Depreciation and amortization	731	719
Foreign currency exchange differences on loans to subsidiaries	133	(462)
Foreign currency translation reserve reclassified to profit or loss	--	(1,475)
Change in fair value of bond funds	--	443
Share-based compensation expense	37	43
Change in impairment of trade receivables	(5)	73
Non-cash interest expense on long-term debt	111	544
Change in fair value of derivative equity forward	--	(1,316)
Change in fair value of derivative put option	35	--
Change in inventory allowance	83	164
Loss on disposal of property, plant and equipment and intangible assets	--	19
Interest paid	303	189
Interest received	(26)	(87)
Other	--	(32)

Change in working capital	(1,253)	207
Trade and other receivables, inventories and current assets	(1,026)	(1,328)
Trade payables	(49)	390
Other liabilities, contract liabilities and provisions	(171)	1,147
Income tax payable/receivables	(7)	(2)
Total	(3,102)	(1,724)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(168)	(264)
Proceeds from disposal of financial assets	--	2,653
Payments to acquire financial assets	(3,714)	--
Interest received	26	87
Total	(3,856)	2,476

Cash Flow from financing activities

Repayment of lease liabilities	(219)	(89)
Repayment of long-term debt	(26)	(140)
Proceeds from long-term debt	3,028	--
Debt transaction cost	(124)	--
Proceeds from issuance of shares	860	--
Share issue cost	(71)	--
Interest paid	(307)	(189)
Total	3,141	(418)

Net increase (decrease) in cash and cash equivalents	(3,817)	334

Cash and cash equivalents at beginning of period	12,119	7,027
Changes to cash and cash equivalents due to foreign exchanges rates	(17)	35
Cash and cash equivalents at end of period	8,285	7,396

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our condensed consolidated interim financial statements include the accounts of voxeljet AG and its wholly-owned subsidiaries voxeljet America Inc. (‘voxeljet America’) and voxeljet India Pvt. Ltd. (‘voxeljet India’), as well as voxeljet China Co. Ltd. (‘voxeljet China’), where voxeljet AG holds 88.52%, which are collectively referred to herein as the ‘Group’ or the ‘Company’, which is listed on the NASDAQ Capital Market (‘NASDAQ’). The liquidation of voxeljet UK Ltd. (‘voxeljet UK’), our UK subsidiary, was finalized on February 17, 2022, upon submission of final account by liquidators to the Companies House, the affairs of voxeljet UK were fully wound up. Therefore, voxeljet UK accounts were deconsolidated in the first quarter of 2022.

Our condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34. Our condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto that are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022. The results of operations for the three months ended March 31, 2023, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2023.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after December 31, 2022.

Standard	Effective date	Descriptions
IFRS 17	01/2023	Amendments to IFRS 17 Insurance Contracts
IAS 1	01/2023	Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments
IAS 8	01/2023	Amendment to IAS 8 - Definition of Accounting Estimate
IAS 12	01/2023	Amendments to IAS 12 - Deferred Taxes in Connection with Assets and Liabilities arising from a single transaction
IFRS 17 and IFRS 9	01/2023	Initial Application of IFRS 17 and IFRS 9―Comparative Information (Amendment to IFRS 17)
IAS 1	01/2024	Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)
IFRS 16	01/2024	Lease Liability in a Sale and Leaseback

The adoption of standards effective 01/2023 did not have a material impact on the interim financial statements as of and for the three months ended March 31, 2023. The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2024 will have on its financial statements, but does not expect they will have a significant impact. The Company has not early adopted any of these new and amended standards and interpretations and intends to adopt them, if applicable, when they become effective.

The condensed consolidated interim financial statements as of and for the three months ended March 31, 2023 and 2022 were authorized for issue by the Management Board on May 17, 2023.

Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

voxeljet has recognized continuous net losses during the three months ended March 31, 2023, full year 2022, 2021 and 2020 amounting to kEUR 3,251, kEUR 11,409, kEUR 10,586 and kEUR 15,481, respectively. Additionally, voxeljet had negative cash flows from operating activities in the three months ended March 31, 2023, full year 2022, 2021 and 2020 of kEUR 3,102, kEUR 9,184, kEUR 6,537 and kEUR 6,598, respectively, mainly due to continuous net losses.

During 2021, in January, February and July, the Company completed three registered direct offerings and sales of a total of 2,190,711 ADSs, which provided voxeljet with total gross proceeds of approximately USD 32.0 million (€ 26.6 million) before deducting fees and expenses. Further, on October 13, 2022, the Company announced that it has completed another registered direct offering and sale of 1,279,070 ordinary shares in the form of ADSs at a purchase price of USD 3.44 (€ 3.60) per share. The gross proceeds of the offering amounted to approximately USD 4.4 million (€ 4.6 million).

On October 31, 2022 the Company closed a sale and leaseback transaction (the “Sale-Leaseback”) regarding voxeljet AG’s properties located in Friedberg, Free State of Bavaria, Germany with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH, which was initiated on August 11, 2022. Under this agreement, voxeljet was entitled to receive proceeds from the sale amounting to € 26.5 million and entered into a long-term lease contract. Simultaneously, on August 11, 2022, voxeljet initiated the full settlement of the Finance Contract entered into with the European Investment Bank (the “EIB”), dated November 9, 2017 (the “Finance Contract”), including the repayment of tranche A and B1 thereunder, including all interest for a fixed amount of € 22.0 million. In addition, the Company initiated the early settlement of certain loans for which the sold properties were collateralized, which were granted by Sparkasse Schwaben-Bodensee, Germany (formerly Kreissparkasse Augsburg) (“Sparkasse”) with a settlement of € 0.8 million in August 2022 and € 3.1 million in October 2022. Consequently, the Company has written down the bifurcated embedded derivative financial instruments relating to the performance participation interest for tranche A and tranche B. The write-down resulted from the early repayment of the Finance Contract with EIB in October 2022. The write-down of the bifurcated embedded derivative financial asset relating to the performance participation interest for tranche A resulted in finance expense amounting to kEUR 2,827, and the bifurcated embedded derivative financial liability for the performance participation interest for tranche B1 resulted in finance income of kEUR 516.

The closing process of the transaction, which began through the initiation of the Sale-Leaseback at the notary on August 11, 2022, was successfully finalized on October 31, 2022. The closing included the receipt of the proceeds from IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH, the settlements with EIB and Sparkasse and the subsequent initiation of the release process for land charges and commencement of the long-term lease contract on November 1, 2022. These steps further improved voxeljet’s liquidity and financial flexibility, and released the Company from all covenants in the Finance Contract, including a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”).

In December 2022, the Company privately placed 828,943 ADSs, each representing one ordinary share, at a purchase price of USD 2.16 (€ 2.04), with the institutional investor Anzu Ventures II LLC (“Anzu”). The capital increase was registered on December 22, 2022 and the private placement was completed when voxeljet received the remaining portion of the related funds amounting to USD 0.9 million (€ 0.9 million) in January 2023. The first portion of USD 0.9 million (€ 0.8 million) was received in December 2022. This capital increase provided the Company with gross proceeds of USD 1.8 million (€ 1.7 million) before deducting fees and expenses.

In January 2023, the Company issued a promissory note to Anzu (the “Anzu Note”), in a principal amount of USD 3.2 million (€ 3.0 million). The Anzu Note matures on January 3, 2028, and includes interest payable monthly at a rate of 3% per annum. In addition, the Anzu Note includes a voluntary prepayment right for voxeljet, and, in the case of fundamental changes including a change of control in voxeljet, a right by voxeljet to repay the Anzu Note and a right by Anzu to require that voxeljet repurchases the Anzu Note. The aforementioned rights are considered to be embedded derivatives that have to be bifurcated. A one-time interest payment equal to the above principal amount of USD 3.2 million (€ 3.0 million) is required to be paid upon maturity or at time of prepayment. The terms of the Anzu Note include certain covenants and events of default.

The capital increases described above improved voxeljet’s liquidity as well as equity ratio significantly. Also the financing received through the Anzu Note had a positive impact on the Company’s cash reserves. In addition, the closing of the Sale-Leaseback in connection with the early settlement of certain loans, released voxeljet from significant financial obligations mainly related to the repayment of tranche A thereunder, including the performance participation interest from the loan received from the EIB. Tranche A would have become due in December 2022 amounting to approximately € 14.6 million reduced or increased by the fair value of the performance participation interest. The early settlement further released the Company from all the covenants in the Finance Contract with the EIB, including the Minimum Cash Covenant.

In spite of this success, according to the Group’s current liquidity forecasts, voxeljet will require further funding in the second half of 2023 to maintain its operations. Therefore, management is taking steps to raise additional funds, including meetings with potential new and existing investors and banks, which may include debt and/or equity financing, and there can be no assurance that the Company will be able to raise further funds on terms favorable to the Company, if at all.

The ongoing conflict between Russia and Ukraine raises further risks and uncertainties. The heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact voxeljet’s ability to conduct its business as planned. A spill-over of the conflict to neighboring countries, the European Union or NATO members could result in further adverse impacts on the Company’s business, including a drop in market demand, price increases for raw materials and energy or delays in the global supply chain.

These events and conditions described above raise material uncertainties that may cast significant doubt upon voxeljet’s ability to continue as a going concern. Despite the ongoing losses, reduced cash flow as well as with the existing financial obligations, management assumes that voxeljet will continue as a going concern. However, the going concern is dependent upon management and the Company being successful in:

-	achievement of budgeted sales; and

-	successful fund raising in form of equity and/or debt.

Those assumptions are included in the Company’s current liquidity forecasts and management believes that the Company has the ability to meet its financial obligations for at least the next 12 months from the authorization for issuance of these condensed consolidated interim financial statements as of and for the three months ended March 31, 2023 by the Management Board on May 17, 2023 and therefore continues as a going concern.

Correction of error

In the third quarter of 2022, the Company corrected the other comprehensive income (loss) that may be reclassified subsequently to profit or loss, which was misstated in the first quarter of 2022, relating to reclassification of the foreign currency translation reserve to profit and loss accounts on deconsolidation of voxeljet UK amounting to kEUR 1,475, related to the finalization of the wind-up on February 17, 2022.

As a result, the amount of other comprehensive loss that may be reclassified subsequently to profit or loss for the first quarter of 2022 and for the six months ended June 30, 2022 was increased. Accordingly, total comprehensive loss as of March 31, 2022 and June 30, 2022 amounts to kEUR 2,316, (thereof kEUR 2,251 attributable to the owners of the Company and kEUR 65 attributable to non-controlling interest) and kEUR 4,323 (thereof kEUR 4,282 attributable to the owners of the Company and kEUR 41 attributable to non-controlling interest), respectively.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2022, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission on March 30, 2023. These policies have been applied to all financial periods presented.

3. Share based payment arrangements

Option Plan 2017

On April 7, 2017, voxeljet AG established a share option plan (Option Plan 2017) that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000. 279,000 options (75%, tranche 1) were granted on April 7, 2017. 93,000 options (25%, tranche 2) were granted on April 12, 2018.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) of which both conditions must be met. The options from tranche 1 and tranche 2 have an expiration date of April 7, 2027 and April 12, 2028, respectively.

In order to avoid insider trading, there are defined trading windows during which the options can be exercised. When those trading windows are closed, the exercise of options is not possible.

The fair value of the employee share option plan has been measured for tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

Option Plan 2017
	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as of the grant date. As of March 31, 2023 265,050 options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options at March 31, 2023 amounts to 4.3 years (March 31, 2022: 5.3 years).

The expenses recognized in the profit and loss statement related to Option Plan 2017 totaled kEUR 0 in the three months ended March 31, 2023 (three months ended March 31, 2022: kEUR 43).

Option Plan 2022

On November 21, 2022, voxeljet AG established a second share option plan (Option Plan 2022) that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under this share option plan are 330,671. 330,669 options were granted on November 23, 2022. The remaining two options will not be granted.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) of which both conditions must be met. The options have an expiration date of November 23, 2032.

In order to avoid insider trading, there are defined trading windows during which the options can be exercised. When those trading windows are closed, the exercise of options is not possible.

The fair value of the employee share option plan has been measured using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

Option Plan 2022
Parameter
Share price at grant date	USD 3.04
Exercise price	USD 3.04
Expected volatility	66.80%
Expected dividends	--
Risk-free interest rate	3.68%
Fair value at grant date	USD 1.90

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at March 31, 2023, 0 options are exercisable and 330,669 options are outstanding. The weighted-average contractual life of outstanding options at March 31, 2023 amounts to 9.7 years.

The expense recognized in the statement of comprehensive loss related to Option Plan 2022 totaled kEUR 37 in the three months ended March 31, 2023.

4. Inventories

	3/31/2023	12/31/2022

	(€ in thousands)
Raw materials	3,639	3,116
Work in progress	8,716	8,020
Total	12,355	11,136

5. Property, plant and equipment, net

	3/31/2023	12/31/2022

	(€ in thousands)
Land, buildings and leasehold improvements	11,754	12,038
Plant and machinery	5,084	4,900
Other facilities, factory and office equipment	726	784
Assets under construction and prepayments made	80	77
Total	17,644	17,799
Thereof pledged assets of Property, Plant and Equipment	288	310

As of March 31, 2023, the pledged assets consist of three (December 31, 2022: three) 3D printers that serve as collateral for certain credit lines and loan agreements.

6. Other liabilities and provisions

	3/31/2023	12/31/2022

	(€ in thousands)
Employee bonus	597	623
Liabilities from payroll	302	301
Management compensation	210	167
Accruals for vacation and overtime	405	294
Accruals for compensation of Supervisory board	225	180
Liabilities from VAT	113	164
Accruals for licenses	12	46
Accruals for commissions	39	21
Others	97	193
Other liabilities	2,000	1,989

Accrual for warranty	336	358
Accruals for management compensation	240	192
Labour dispute	113	114
Provisions	689	664

Total	2,689	2,653

7. Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
			amortized	at amortized	carrying
3/31/2023	FVTPL	FVOCI	cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	--	4	20,428	--	20,432

Current assets	—	--	19,488	--	19,488

Cash and cash equivalents	--	--	8,285	--	8,285

Other financial assets	—	--	5,726	--	5,726	--	--	--	--
Term deposit		--	3,680	--	3,680	--	--	--	--
Restricted cash	--	--	2,046	--	2,046	--	--	--	--

Trade receivables, net	--	--	5,477	--	5,477

Non-current assets	--	4	940	--	944

Other financial assets	--	4	940	--	944	4	--	--	4
Equity securities	--	4	--	--	4	4	--	--	4
Restricted cash	--	--	940	--	940

Total liabilities	556	--	--	5,119	25,152

Current liabilities	--	--	--	2,778	3,822

Trade payables	--	--	--	2,590	2,590

Other financial liabilities	--	--	--	188	1,232	--	--	188	188
Current portion of long-term debt	--	--	--	188	188	--	--	188	188
Lease liability	--	--	--	--	1,044	--	--	--	n/a

Non-current liabilities	556	--	--	2,341	21,330

Other financial liabilities	556	--	--	2,341	21,330	--	--	3,476	3,476
Derivative financial instruments	556	--	--	--	556	--	--	556	556
Long-term debt	--	--	--	2,341	2,341	--	--	2,920	2,920
Lease liability	--	--	--	--	18,417	--	--	--	n/a
Security deposit	--	--	--	--	16	--	--	--	n/a

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
			amortized	at amortized	carrying
12/31/2022	FVTPL	FVOCI	cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	--	4	21,271	--	21,275

Current assets	--	--	20,331	--	20,331

Cash and cash equivalents	--	--	12,119	--	12,119

Other financial assets	--	--	2,047	--	2,047	--	--	--	--
Restricted cash	--	--	2,047	--	2,047	--	--	--	--

Trade receivables, net	--	--	6,165	--	6,165

Non-current assets	--	4	940	--	944

Other financial assets	--	4	940	--	944	4	--	--	4
Equity securities	--	4	--	--	4	4	--	--	4
Restricted cash	--	--	940	--	940

Total liabilities	--	--	--	2,837	22,587

Current liabilities	--	--	--	2,789	3,844

Trade payables	--	--	--	2,683	2,683

Other financial liabilities	--	--	--	106	1,161	--	--	106	106
Current portion of long-term debt	--	--	--	106	106	--	--	106	106
Lease liability	--	--	--	--	1,055	--	--	--	n/a

Non-current liabilities	--	--	--	48	18,743

Other financial liabilities	--	--	--	48	18,743	--	--	45	45
Long-term debt	--	--	--	48	48	--	--	45	45
Lease liability	--	--	--	--	18,679	--	--	--	n/a
Security deposit	--	--	--	--	16	--	--	--	n/a

The valuation techniques used to determine the fair value of financial instruments include the use of quoted market prices or dealer quotes for similar instruments as well as discounted cash flow analysis.

The fair value of equity securities is determined by multiplying their share price and the number of shares held.

In January 2023, the Company issued a promissory note (the ‘Anzu Note’) to the institutional investor Anzu Ventures II LLC ('Anzu’) in a principal amount of USD 3.2 million (€ 3.0 million). The Anzu Note matures on January 3, 2028, and includes interest payable monthly at a rate of 3% per annum. In addition, the Anzu Note includes a voluntary prepayment right for voxeljet, and, in the case of fundamental changes including a change of control in voxeljet, a right by voxeljet to repay the Anzu Note and a right by Anzu to require that voxeljet repurchases the Anzu Note. The aforementioned rights are considered to be embedded derivatives that have to be bifurcated. A one-time interest payment equal to the above principal amount of USD 3.2 million (€ 3.0 million) is required to be paid upon maturity or at time of prepayment. The terms of the Anzu Note include certain covenants and events of default.

The fair values of the derivative financial instruments embedded in the EIB loan that are not traded in an active market are determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates.

The Anzu Note contains an early prepayment right for the Company (call option) and a conditional early prepayment right for the lender (put option dependent on the occurrence of a Fundamental Change event). The initial analysis of the derivative financial instruments in connection with the early prepayment rights embedded in the Anzu Note was based on the analysis of the market rate of interest implied in the contract and the contractual strike interest rate underlying the call and put option. This qualitative analysis yielded a fair value of zero for the call option and a fair value equal to the intrinsic value of the put option. The result was confirmed by a Hull-White model using the US Treasury yield curve, the volatility thereof, the expected recovery rate and the default intensity (credit spread) as well as the mean reversion as input parameters. The fair value of the conditional put option at inception was derived in an iterative process based on the contractual terms of the Anzu Note, the strike price of the put option, likelihood of occurrence of a fundamental change event and the fair value of the combined instrument including the derivatives. The equilibrium (i.e. matching of the total fair value of the instrument with the funds received under the Anzu Note) yields the fair value of the put and the implied interest rate of the note without the put. The subsequent valuation of the call option is based on a qualitative assessment of changes in the credit conditions of the Company; the subsequent valuation of the conditional put option is based on the likelihood of occurrence of a fundamental change event and the updated implied interest rate using market yield curves. As of March 31, 2023, management assessed the likelihood of occurrence of a fundamental change event to be at 15%.

The following table presents the changes in level 3 instruments for the three months ended March 31, 2023, which were related to the Anzu Note as described above:

Non-current assets
(€ in thousands)	Derivative financial instruments
Balance at December 31, 2022	—
Addition	535
Revaluation	35
FX effect	(14)
Balance at March 31, 2023	556

Derivative financial instruments are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss as finance income or finance expense. Finance expense amounting to kEUR 35 was recognized for the three months ended March 31, 2023. Further, a gain from foreign currency valuation of kEUR 14 was recognized in other operating income for the three months ended March 31, 2023.

The fair value of embedded derivative financial instruments from the Anzu note are measured using inputs that are mostly not observable in the market and it has therefore been classified in Level 3. For the revaluation of put option voxeljet employs an external expert. The voxeljet team receives and reviews the calculation and makes appropriate postings on each balance sheet date. The external expert provides the calculation to the voxeljet team on a quarterly basis.

The fair value of the conditional put option might increase (decrease) based on an increase (decrease) in the estimated likelihood of occurrence of a fundamental change event. An increase (decrease) in the likelihood of one percentage point would lead to an increase (decrease) in the fair value of the put of kEUR 40.

The fair value of the other long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current low level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, term deposit, credit lines, bank overdrafts and current portions of debt approximate their fair values.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of each quarter. As of March 31, 2023 and December 31, 2022, there were no transfers of financial instruments measured at fair value between level 1, level 2 and level 3.

As of March 31, 2023, the Company was in compliance with all covenants.

8. Financial result

	Quarter Ended March 31,
	2023	2022

	(€ in thousands)
Finance expense	(449)	(1,048)
Interest expense on lease liability	(292)	(36)
Interest expense from the application of the effective interest rate method	(122)	(567)
Expense from revaluation of derivative financial instruments	(35)	--
Fair value valuation of financial assets	--	(443)
Other	--	(2)
Finance income	29	1,399
Payout of bond funds	--	77
Interest income from term deposits	27	--
Income from revaluation of derivative financial instruments	--	1,316
Other	2	6
Financial result	(420)	351

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended March 31,
	2023
	(€ in thousands)
	SYSTEMS	SERVICES	CONSOLIDATION	GROUP
Revenues	3,215	2,856	(56)	6,015
third party	3,159	2,856	--	6,015
inter-segment	56	--	(56)	—
Cost of sales	2,100	1,998		4,098
Gross profit	1,059	858		1,917
Gross profit in %	33.5%	30.0%		31.9%
Operating Expenses				(5,025)
Other operating expenses				(459)
Other operating income				736
Operating loss				(2,831)
Finance expense				(449)
Finance income				29
Financial result				(420)
Loss before income taxes				(3,251)
Income tax income (expense)				--
Net loss				(3,251)

	Three months ended March 31,
	2022
	(€ in thousands)
	SYSTEMS	SERVICES	CONSOLIDATION	GROUP
Revenues	1,438	3,222	(20)	4,640
third party	1,418	3,222	--	4,640
inter-segment	20	--	(20)	—
Cost of sales	1,172	1,877		3,049
Gross profit	246	1,345		1,591
Gross profit in %	17.3%	41.7%		34.3%
Operating Expenses				(4,755)
Other operating expenses				(158)
Other operating income				2,204
Operating loss				(1,118)
Finance expense				(1,048)
Finance income				1,399
Financial result				351
Loss before income taxes				(767)
Income tax income (expense)				14
Net loss				(753)

10. Revenues

	Three months ended March 31,
	SYSTEMS		SERVICES
	2023	2022	2023	2022

	(€ in thousands)
Primary geographical markets
EMEA	732	900	1,798	2,193
Asia Pacific	280	144	146	220
Americas	2,147	374	912	809
	3,159	1,418	2,856	3,222

Timing of revenue recognition
Products transferred at a point in time	2,835	1,278	2,856	3,222
Products and services transferred over time	324	140	--	--
Revenue from contracts with customers	3,159	1,418	2,856	3,222

	Three months ended March 31,
	2023	2022

	(€ in thousands)
EMEA	2,530	3,093
Germany	1,072	1,553
Great Britain	755	429
France	151	264
Switzerland	73	143
Others	479	704
Asia Pacific	426	364
South Korea	227	70
China	124	200
India	20	33
Others	55	61
Americas	3,059	1,183
United States	2,983	1,176
Others	76	7
Total	6,015	4,640

11. Commitments, contingent assets and liabilities

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

In March 2018, ExOne GmbH, a subsidiary of The ExOne Company, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter. On November 12, 2021, The ExOne Company and its affiliates were acquired by DESKTOP METAL, INC. Management expects that the cash outflow towards settlement of claims is very unlikely.

voxeljet AG issued a letter of support to voxeljet India on July 12, 2022 to provide financial support to enable the subsidiary to meet its obligation or liabilities as and when they fall due. The guarantee is irrevocable for at least 12 months from the date of issue of this letter.

Further, voxeljet AG issued letters of support to voxeljet’s subsidiaries voxeljet China and voxeljet America to provide financial support to enable the companies to meet its obligation or liabilities as and when they fall due. The guarantee is irrevocable for at least 12 months from the date on which financial statements for the financial year ended December 31, 2022 are issued.

Management assessed that it is unlikely that the subsidiaries would exercise these letters of support.

12. Related party transactions

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003-Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999-Current
DSCS Digital Supply Chain Solutions GmbH, Gersthofen	Customer	05/11/2017-Current
Michele Neuber	Employee	07/01/2019 - 03/31/2022
Lisa Franz	Employee	10/01/2021-02/18/2022
Romy Ederer	Employee	03/06/2023-04/14/2023

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 1, in each, first quarter 2023 and first quarter 2022.

Further, voxeljet acquired goods amounting to kEUR 0 and kEUR 0 in the first quarter of 2023 and 2022, respectively from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

Further, voxeljet received orders amounting to kEUR 0 and kEUR 0 in the first quarter 2023 and 2022, respectively from ‘DSCS Digital Supply Chain Solutions GmbH’, which is an associated company where the Company owns 33.3%. Shareholders of DSCS have initiated the wind-up of DSCS, which will be finalized by DSCS’s removal from the commercial register, expected to take place in the second half of 2023.

In addition, voxeljet employed Michele Neuber as an intern between July 2019 and March 2022. Michele Neuber is the son of Volker Neuber, who has been a member of voxeljet’s supervisory board since July 2020. Michele Neuber received a salary of kEUR 1 in the first quarter of 2022.

In addition, voxeljet employed Lisa Franz, who is the daughter of Rudolf Franz, the Chief Operating Officer and Chief Financial Officer of voxeljet, as an intern between October 2021 and February 2022. She received a salary of kEUR 1 in the first quarter of 2022.

Further, voxeljet employed Romy Ederer, who is the daughter of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet, as an intern between March and April 2023. She received a salary of kEUR 1 in the first quarter of 2023.

All related party transactions voxeljet entered into were made on an arm's length basis.